UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
            (Amendment No. 1                    )



Name of Issuer: American Biltrite Inc.

Title of Class of Securities: common

Cusip Number: 024591109

Name,  Address and Telephone Number of Person authorized  to
receive  notices and communications:   Kenneth  E.  Leopold,
Associate  General Counsel, c/o Neuberger Berman, 605  Third
Avenue, NY, NY 10158

Date  of  Event   which requires Filing  of this  statement:
March 29, 2001

If  the  filing person has previously filed a  statement  on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        SCHEDULE 13 D

CUSIP NO.  024591109

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin C. Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     109,600

8.Shared voting power
     0

9.Sole dispositive power
     109,600

10. Shared dispositive power
     56,500

11.  Aggregate  amount beneficially owned by each  reporting person
     166,100
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     4.76%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "shares") of American Biltrite Inc. (the "Company"). The Address of the principal executive offices of the company is 57 River
Street, Wellesley Hills, MA  02181.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin C. Schwartz

B)  The  business  address of Marvin  C.  Schwartz  is:  c/o
Neuberger Berman, LLC, 605 Third Avenue, New York, New  York
10158-3698.

C) Marvin C. Schwartz is a Managing Director of Neuberger Berman, LLC, a limited liability company organized under the laws of the State of Delaware. Neuberger Berman, LLC is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Managing Director of Neuberger Berman, LLC. The shares are held individually by Mr. Schwartz and others. The firm of Neuberger Berman, LLC has no voting or dispositive power regarding these shares.

D)  During  the last five years Marvin C. Schwartz  has  not
been  convicted in a criminal proceeding(excluding   traffic
violations or similar misdemeanors).

E) During the last five years Marvin C. Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activited subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin C. Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin C. Schwartz now owns 109,600 shares for his personal account. Those shares acquired were purchased with his personal funds.

In  addition,  Marvin  C.  Schwartz  now  beneficially  owns
166,100 shares as follows:

109,600 shares owned by an individual account which Mr. Schwartz manages. The account is for the benefit of another principal of Neuberger Berman, LLC and held in street name by Neuberger Berman, LLC. Marvin C. Schwartz has sole dispositive and voting power with respect to such shares.


56,500 shares are held in street name as a part of several accounts for the benefit of Marvin C. Schwartz's family. Marvin C. Schwartz is a beneficial owner of these 56,500 shares based on his discretionary and shared dispositive power over these accounts.


ITEM 4 Purpose of Transaction

Marvin C. Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A)  Marvin  C. Schwartz is the beneficial owner  of  166,100 shares which represents 4.76% of the 3,487,885 shares outstanding.

B) Marvin C. Schwartz has the sole power to dispose of 109,600 shares and has shared dispositive power with regard to 56,500 shares. Marvin C. Schwartz has sole voting power with regard to 109,600 shares and has shared voting power with regard to 0 shares.

C) During the 60 days surrounding the event triggering  this
filing,   Marvin  C.  Schwartz  effected   2   open   market
transactions in the shares. The trade dates and prices are noted below:

     Trade Date          B/S       Shares         Price
     03/06/01            S         400            14.6
     03/29/01            S         10,000         13.7


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin C. Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
                                   Marvin C. Schwartz